 (An Exploration-Stage Company)

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2012

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the six months ended June 30, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This discussion and analysis of financial position and results of operations is prepared as at August 21, 2012 and should be read in conjunction with the audited annual consolidated financial statements of Esperanza for the year ended December 31, 2011 and the related notes thereto.

All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico.  In October of 2010 it announced a strategic investment which resulted in a 36% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.  This interest has subsequently declined to approximately 26%.  The Company continues to identify and explore precious metal projects in Mexico and Peru.

HIGHLIGHTS

The second quarter was a transformative quarter for the Company and positions the Company well for the accelerated development of the flagship Cerro Jumil gold deposit. Highlights of the quarter include:

•

Completion of a private placement financing for net proceeds of $31.6 million.

•

Appointment of management team with recent and relevant experience permitting, constructing and operating in Mexico.

•

Reported additional positive drill results from Cerro Jumil and initiated a resource update expected to be completed during the third quarter.

•

Accelerated development activities with the mobilization of an experienced technical team to the Cerro Jumil site, commencement of a 75 tonne metallurgical test program and engagement of an independent engineering firm to assist with the preparation of a bankable feasibility study.

RECENT DEVELOPMENTS

Private Placement Financing

On May 24, 2012 the Company completed a private placement of 27,214,000 special warrants (“Special Warrants”) at a price of $1.25 per Special Warrant (the “Issue Price”) for aggregate net proceeds of $31,600,000 (the “Offering”). The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes. On June 20, 2012, the Company received receipt for its final short form prospectus filed in each of the provinces of Canada, except Quebec which qualified the securities issued in the private placement for distribution.

Changes to Management and Board of Directors

The Company appointed Greg Smith as President and Chief Executive Officer and Laurence Morris as the Chief Operating Officer of the Company.  Both are highly experienced professionals previously involved with the success of Minefinders Corporation Ltd. (“Minefinders”), including the recent $1.5 billion acquisition of Minefinders by Pan American Silver Corp. Mr. Smith has also been appointed to the Board of Directors of Esperanza. The Company also appointed Marcel de Groot and Andrew Swarthout to the Board of Directors to fill the vacancies created by the resignations of Steve Ristorcelli and George Elliot.

Further, William Pincus resigned as the Company’s President and Chief Executive Officer and has been appointed Chairman of the Board of Directors of Esperanza. Esperanza also added Mr. Daniel O’Flaherty as Executive Vice President, Corporate Development, Mr. Johannes J. Miller as Vice President, Operations and Ms. Kylie Dickson as Chief Financial Officer, to its management team.  Ms. Dickson will become the CFO immediately following the sedar filing of the Company’s second quarter results.

Messrs. Ristorcelli and Elliott will continue to act as consultants to the Company and its’ Board of Directors.

Cerro Jumil Drill Results

On April 30, 2012, the Company reported recent drill results from the Cerro Jumil gold project. Highlights of the results included:

•

Drill Hole DHE-12-74 intersected 25.5 meters containing 1.65 grams of gold per tonne.

•

Drill Hole DHE-12-77 intersected two separate intervals with 31.5 meters containing 2.8 grams gold per tonne and another interval of 39.0 meters containing 0.7 grams gold per tonne.

•

Drill Hole DHE-12-81 intersected 45.0 meters containing 1.9 grams of gold per tonne.

•

Drill Hole DHE-12-90 intersected two separate intervals with 27.0 meters containing 1.1 grams of gold per tonne and another interval with 121.5 meters containing 1.1 grams gold per tonne.

On July 10, 2012, the Company reported additional drill results from the 2012 drill program.  Highlights of the results included:

•

Drill Hole DHE-12-96 intersected two separate intervals, one with 67.5 meters containing 1.0 grams of gold per tonne and another interval containing 12 meters of 1.6 grams of gold per tonne.

•

Drill Hole DHE-12-105 intersected an interval of 105.5 meters containing 1.1 grams of gold per tonne.

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Drill Hole DHE-12-107 intersected an interval of 148.5 meters containing 0.72 grams of gold per tonne, including 18.0 meters containing 1.91 grams of gold per tonne.

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Drill Hole DHE-12-109 intersected an interval of 39.0 meters containing 1.4 grams of gold per tonne, including 12.0 meters containing 2.98 grams of gold per tonne.

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Drill Hole DHE-12-116 intersected an interval of 60.0 meters containing 1.1 grams of gold per tonne.

•

Drill Hole DHE-12-121 intersected two separate intervals, one with 33.0 meters containing 1.1 grams of gold per tonne and another interval with 124.5 meters containing 1.5 grams gold per tonne.

All intervals are reported as down-hole lengths and are not corrected to true widths for mineralized intervals.

EXPLORATION AND DEVELOPMENT REVIEW

Cerro Jumil, Mexico

On the basis of the positive results of the September 2011 PEA on the Cerro Jumil project, the Company is diligently advancing the property toward construction and production. During 2012 to date, the Company has continued with expansion drilling, metallurgical testing and design and other efforts to advance the project. With the additions to management announced during the second quarter, these efforts have accelerated materially.

Highlights of current development activities include:

•

Mobilization of an experienced technical team to the Cerro Jumil site during the second quarter. The team includes employed and contracted mining and environmental engineers, social and government relations professionals, permitting specialists and logistics and administrative personnel.

•

A feasibility-level metallurgical test program managed by the Company’s metallurgical consultants, Lyntek Inc. and McClelland Labs Inc. is underway.  Testing includes both column and bottle roll tests on a sample of approximately 75 tonnes of mineralized material.

•

The Company has engaged Riaan Herman Consulting of Pretoria, South Africa to update the September 30, 2010 resource estimate for the Cerro Jumil project. Results up to June 30, 2012 from over 22,000 meters of additional exploration drilling occurring subsequent to the current resource will be included in the updated resource. The new resource is expected to be completed during the third quarter.

•

Preparation of the primary permit documentation and negotiation of surface rights are in process. The Company expects to submit primary permit applications during the fourth quarter.

The Company has engaged Wardell Armstrong, an independent engineering firm based in the UK, to assist with the preparation of a bankable feasibility study on the Cerro Jumil project expected to be completed during the first quarter of 2013. Feasibility-level engineering, geotechnical and hydrology testing, capital and operating cost estimation and related activities are in process for inclusion in the study.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three concessions totaling 44,333 hectares in the Biricu property in Guerrero, three concessions plus an option on two other concessions totaling 9,521 hectares in the El Canario project, Nuevo Leon, and three concessions totaling 12,510 hectares in the Gallos Blancos project, San Luis Potosi.  The Company has granted an option to purchase the Biricu property to Citation Resources Inc. Agreements with all surface owners for the El Canario and Gallos Blancos projects have been made and drill permits have been applied for. All properties are early-stage exploration and are as yet undrilled.

In Peru the Company controls 10 projects totaling 16,853 hectares.  Votorantim Metais has an option to purchase agreement concerning the Guadelupe property. At the Pucarana property the company has earned a 60% ownership and is considering continued exploration and strategic alternatives. The Colqi Orcco property has been drill tested and will be abandoned in 2012. The remaining seven properties are early stage exploration, 100% owned by the company, and are being advanced through surface exploration to drill status.

Qualified Person

William Bond, CPG is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program.  He has verified the results and other technical data disclosed in this MD&A.  Field work has been conducted under his supervision.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

The Company is focusing its efforts on permitting and completing a full feasibility study for the Cerro Jumil property.  The Company has conducted infill and expansion drilling to provide more data in order to more accurately determine the size and grade of the mineral resource and has been conducting further metallurgical testing in order to optimize processing design.  Esperanza has also been applying for the appropriate permits in order to conduct mining on the property.  The Company’s operating plan is based on the expectation of positive results from all of the above activities.  However, if Esperanza encounters problems or difficulties with the size and grade of the resource, permitting, metallurgical recoveries or design or other issues, this could have a significant impact on current and future operating plans.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties identified here and elsewhere in this MD&A, actual results may differ materially from current expectations.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

 RESULTS OF OPERATIONS

Three Months Ended June 30, 2012

The Company recorded a net loss of $4,423,996 for the three months ended June 30, 2012 (2011 - $3,023,233).  The net loss for 2012 was higher than in 2011 due to higher exploration expenses and higher professional fees partially offset by lower share based compensation. Exploration expenses were higher due to expansion drilling on the Cerro Jumil property, whereas there was only a minor amount of drilling at Cerro Jumil in the second quarter of 2011.    Professional fees increased significantly in the quarter due mainly to one-time costs as previous management hired consultants to provide strategic advice to the Company, incurred recruiting fees when new management personnel were hired and incurred additional legal fees related to the special warrant financing.  Share based compensation was lower in 2012 because most of the stock options and all of the Restricted Share Units which were granted, vest over 3 years, whereas the options granted in the prior year vested immediately and therefore the expense was higher.

Six Months Ended June 30, 2012

The Company recorded a net loss of $7,359,420 for the six months ended June 30, 2012 (2011 - $4,519,851).  The loss was higher in 2012 for the same reasons as noted for the three months ended June 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2012 with working capital of $19,235,210 and had working capital of $43,420,724 at June 30, 2012.  Working capital increased as a result of special warrant financing which was completed on May 24, 2012, partially offset by ongoing expenditures for exploration and administration activity and a $1,500,000 investment in Global Minerals Ltd. (“Global”).  The financing raised gross proceeds of approximately $34,000,000 and the Company also received $700,000 on the exercise of warrants.  The Company has sufficient working capital to carry out its exploration, development and administrative activities for at least the next twelve months.

The Company raised net proceeds of $31,600,000 from the special warrant financing and during the period since the transaction closed the proceeds have been used as follows:

	Actual Expenditures $	Budgeted Expenditures(1) $

Completing the feasibility study & related work	417,000	1,600,000
Completing land acquisition & permitting	-	1,500,000
General corporate working capital	427,000	3,000,000
Funding a portion of Cerro Jumil capital costs	-	25,500,000
Total	844,000	31,600,000

(1)

The budgeted figures are the from the “Use of Proceeds” section of the Company’s recent short form prospectus.

The expenditures in the above table are for the month of June 2012, the first full month of operations since the special warrant financing closed.  Esperanza also incurred approximately $780,000 on drilling and other exploration activities in Mexico in June which are not reflected in the actual or budgeted use of proceeds in the table above.  Further, Esperanza incurred approximately $118,000 on exploration in Peru in June 2012 which is also not included in the above table.  The funding for the Mexico and Peru exploration expenditures was from working capital on hand prior to the special warrant financing.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

In March of 2012 Esperanza purchased 3,333,333 units of a Global Minerals private placement at a price of $0.45 per unit for a total investment of $1,500,000.  Each unit was comprised of one common share and one common share purchase warrant.  Esperanza now holds 28,906,517 shares of Global, which represents an interest of approximately 26%.  The investment is being accounted for by the equity method.  For the six months ended June 30, 2012 Esperanza recorded its estimated share of Global’s comprehensive loss in the amount of $753,102.  The table below summarizes Global’s estimated financial position as at June 30, 2012.

	June 30, 2012 $	December 31, 2011 $

Current assets	13,365,000	3,822,000
Long-term assets	4,153,000	3,668,000
Current liabilities	(624,000)	(404,000)
Net Assets	16,894,000	7,086,000

QUARTERLY INFORMATION

The following table sets out selected quarterly results which are stated in Canadian dollars except for per share amounts.

	2012	2012	2011	2011
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Net income/(loss) for the period	$(4,423,996)	$(2,935,424)	$(2,533,719)	$23,598,910
Net earnings/(loss) per share (basic and diluted) (1)	$ (0.08)	$ (0.06)	$ (0.05)	$ 0.45

	2011	2011	2010	2010
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Net income/(loss) for the period	$ (3,023,233)	$ (1,496,618)	$ (1,140,904)	$(1,082,621)
Net earnings/(loss) per share (basic and diluted)	$ (0.05)	$ (0.03)	$ (0.02)	$ (0.02)

(1)

The diluted loss per share for the quarter ended September 30, 2011 was $0.42.

2012

For the quarter ended June 30, 2012 the net loss was higher than for the prior quarter due to higher professional fees, exploration expenses and share based payments.

For the quarter ended March 31, 2012 the net loss was higher than for the prior quarter due to increased exploration expenditures partially offset by a reduced loss from its equity investment in Global.

2011

For the quarter ended December 31, 2011 Esperanza recorded a loss compared to net income in the prior quarter because in the fourth quarter there was no gain on the sale of a property interest such as San Luis.

For the quarter ended September 30, 2011 the Company recorded net income as opposed to a loss in the prior quarter due to the gain on sale of the San Luis property.

For the quarter ended March 31, 2011 the loss was higher than for the prior quarter due to the Company’s equity in the loss of Global Minerals Ltd. (“Global”).  Esperanza had acquired a significant interest in Global in early December 2010 and only recognized a small loss in the equity of Global for that quarter-end.

2010

For the quarter ended December 31, 2010 the loss was higher than in the prior quarter due to higher costs for exploration and investor relations and due to mineral property write-offs.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the six months ended June 30
	2012	2011

Salaries and fees	$ 430,543	$ 295,089
Share based payments	144,552	208,632
	$ 575,095	$ 503,721

Related party assets and liabilities

	Service or item	As at June 30, 2012	As at December 31, 2011

Amounts due from management	Travel advances	$ -	$ 8,555
Amounts due from associated company	Reimbursable expenses	63,896	54,316
Amounts due to management	Directors’ fees	19,494	17,753
Amounts due to management	Reimbursable expenses	9,121	21,426

During the six months ended June 30, 2012 the Company paid $102,600 (2011 - $98,400) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At June 30, 2012, the Company was indebted to Seabord in the amount of $nil (2011 - $nil).  At June 30, 2012 Esperanza had a deposit for future services with Seabord amounting to $10,000 (December 31, 2011 - $10,000) which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  During the six months ended June 30, 2012 Esperanza incurred $46,244 (2011 - $Nil) in consulting and administrative fees to Pathway Capital Limited, a management company which has a director in common.  At June 30, 2012 there was a balance due to Pathway of $6,459.  All balances due to related parties are included in accounts payable and accrued liabilities.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

 IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.  This revised standard applies to annual periods beginning on or after January 1, 2013.

IAS 12 Deferred Tax: Recovery of Underlying Assets amends the current standard to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally be through sale.  As a result of the amendments, SIC-21 Income Taxes – Recovery of Revalued Non-depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.  This revised standard applies to annual periods beginning on or after January 1, 2012.

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) revises the current standard regarding the way other comprehensive income is presented.  The amendments are as follows:

•

Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e. either as a single “statement of profit or loss and comprehensive income” or a separate statement of profit or loss and a statement of comprehensive income – rather than requiring a single continuous statement as was proposed in the exposure draft

•

Require entities to group items presented in OCI based on whether they are potentially re-classifiable to profit or loss subsequently, i.e. those that might be reclassified and those that will not be reclassified

•

Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax.

The revised standard is applicable to annual reporting periods beginning on or after July 1, 2012.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

FINANCIAL INSTRUMENTS

Financial Risk Management

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks.  By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments.  The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at June 30, 2012 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $24,200 (2011 - $20,100) in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and are mainly held in term deposits and savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 12 (b) of the June 30, 2012 condensed consolidated interim financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study.   Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

The Cerro Jumil project is near a known archeological site.  The Company has worked with the appropriate government archeological authority to determine any impacts proposed mining operations may have.  As a result of this work, the majority of the property has been declared or is anticipated to be declared open for mining activity. A small area, which is not expected to affect exploration and proposed mining programs, is now unavailable.

Esperanza is currently earning an interest in the El Canario property through an option agreement and acquisition of title to the property is only completed when the option conditions have been met.  These conditions generally include making property payments and incurring exploration expenditures on the properties.  If the Company does not satisfactorily complete the option conditions in the time frame laid out in the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk.  Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations.  Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration and development conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company.  Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

There are 78,696,321 common shares issued and outstanding and 6,576,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option, which expire from September 12, 2012 through to June 12, 2017.  Of the total options outstanding, 3,651,000 are fully vested and exercisable.  The Company has 16,669,846 common share purchase warrants outstanding with exercise prices ranging from $1.75 to $2.75 per warrant.  Of these warrants, 3,026,846 expire on December 22, 2012 and 13,607,000 expire on May 24, 2017.